United States securities and exchange commission logo





                             May 4, 2022

       Jeffrey S. Muller
       Chief Executive Officer
       Radar USA Inc.
       448 W Market Street, Suite 203
       San Diego, CA 92101

                                                        Re: Radar USA Inc.
                                                            Offering Statement
filed on Form 1-A
                                                            Filed April 28,
2022
                                                            File No. 024-11870

       Dear Mr. Muller:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

               Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch
       Chief, at (202) 551-3453 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Heidi Mortensen